Exhibit (a)(5)(iii)

To: All employees

From: Outerwall Communications

Subject: Outerwall Announces “Dutch Auction” Tender Offer

This morning, Outerwall announced an offer to repurchase $350 million of its common stock through a modified “Dutch auction” tender offer. The tender offer commences today, February 7, 2014, and is subject to the conditions described in the tender offer documents filed with the Securities and Exchange Commission (“SEC”).

We’ve compiled the following information for you about the tender offer:

What is a tender offer?

Generally, a tender offer is a broad offer by a company to purchase a substantial percentage of a company’s stock for a limited period of time. In this case, Outerwall is offering to repurchase $350 million of its common stock. This offer will expire at the end of the day of March 7, 2014, at 12:00 Midnight, New York City time, unless extended.

Why are we repurchasing our stock?

The tender offer expresses our confidence in Outerwall’s business and the long-term growth potential. We believe that the tender offer is a prudent use of our capital resources given our expected growth, cash flow generation and current stock price. The tender offer is an element of our overall intention to deliver increased value to our stockholders and allocate capital to one of our highest return opportunities.

Can employees participate?

Yes. Most employees who own Outerwall common stock can elect to participate in the tender offer.

•	Restricted stock – Shares issued as the result of vesting of restricted stock awards (RSAs) may be tendered. Unvested RSAs may not be tendered.

•	Options – If you hold vested options, you may exercise them and tender any shares issued upon such exercise. Your E*TRADE account provides information on how to exercise options. You must exercise your options sufficiently in advance of the tender offer expiration date to receive your shares in order to tender. Your option exercise cannot be revoked even if the shares received upon the exercise and tendered in the offer are not purchased in the offer for any reason.

•	Employees deemed “Covered Persons” under our Insider Trading Policy are required to obtain pre-clearance before participating in the tender offer. If you would like to be pre-cleared, please email AskLegal@outerwall.com and state “I am requesting pre-clearance to sell up to X shares in the tender offer.”

How do I participate?

Generally, stockholders as of today, February 7, 2014 will be sent information beginning today or shortly thereafter. You can also access the tender offer materials under the “SEC Filings” tab at ir.outerwall.com. You need to carefully review the Offer to Purchase, Letter of Transmittal and related documents, which contain detailed instructions about the process for tendering shares, how to get tender offer documentation, or have questions answered about the tender offer from our Information Agent or Dealer-Manager.

If your shares are held at E*TRADE, you can contact them at (800) 838-0908.

If you do not wish to participate in the tender offer, you do not need to take any action.

Has the Company or Board of Directors made a recommendation on the tender offer?

Although the Board has authorized the tender offer, neither Outerwall nor the Board is making any recommendation as to whether you should participate. You are urged to discuss your decisions with your tax advisors, financial advisors, legal advisors, and brokers.

Do directors or executive officers intend to tender their shares in the tender offer?

Outerwall’s directors and executive officers are entitled to participate in the tender offer on the same basis as all other stockholders. However, our directors and executive officers have advised us that they do not intend to tender their shares in this offer.

Am I guaranteed to be able to sell my shares through the tender offer? What will the purchase price be?

No, you are not guaranteed to sell any or all your shares through the tender offer. Outerwall is offering to repurchase shares through a modified “Dutch auction.” This allows you to select the price, within a price range specified by us, at which you are willing to sell your shares. The price range for the tender offer is $66.82 to $76.32 per share. We will select the lowest purchase price that will allow us to purchase $350 million in value of shares (as may be increased or decreased as permitted), based on the number of shares tendered.

You should read the Offer to Purchase and the Letter of Transmittal in the tender offer materials, which explains the auction process in detail, including how to specify the price at which you can offer to sell your shares and various proration mechanics.

Is the tender offer the only way for me to sell my shares?

No. Subject to our Insider Trading Policy, employees may continue to buy or sell Outerwall stock on the open market.

Will I have to pay broker fees if I tender my shares?

You are responsible for any broker commissions or fees relating to the sale of your shares under the tender offer. For example, E*TRADE charges $30 for tendering your shares.

What are the tax consequences if I tender my shares?

Generally, if we purchase your shares in the offer, we will pay you the final purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration date. We urge you to read the Offer to Purchase, Letter of Transmittal and related documents and consult your tax advisor as to the particular tax consequences to you of the tender offer.

What should I do if I have additional questions or want additional tender offer materials?

You should contact Innisfree, our Information Agent, at (888) 750-5834.

Tender Offer Statement

This employee FAQ is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of Outerwall’s common stock. The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials that Outerwall will be distributing to its stockholders and filing with the SEC. Stockholders should read carefully the Offer to Purchase, the Letter of Transmittal and related materials because they contain important information, including the various terms and conditions of the tender offer. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Stockholders may obtain free copies of the Offer to Purchase, the Letter of Transmittal and other related materials when filed with the SEC at the SEC’s website at www.sec.gov or at the SEC Filings tab at ir.outerwall.com. In addition, stockholders may also obtain copies of these documents, when available, free of charge, by contacting Innisfree M&A Incorporated, the Information Agent for the tender offer, by telephone at (888) 750-5834, or in writing to 501 Madison Avenue, 20th floor, New York, New York 10022.